SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 23, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

Announcement of LM Ericsson Telephone Company, dated September 23, 2010 regarding “Bina Chaurasia new head of Human Resources.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: September 23, 2010

PRESS RELEASE September 23, 2010

BINA CHAURASIA NEW HEAD OF HUMAN RESOURCES

•	Bina Chaurasia appointed head of Human Resources and Organization

•	A new member of Ericsson Executive Leadership Team

•	Effective as of November 15, 2010

Bina Chaurasia has been appointed Senior Vice President and Head of Group Function Human Resources and Organization at Ericsson (NASDAQ:ERIC), effective as of November 15, 2010. Chaurasia brings to Ericsson more than 15 years experience in human resources from multinational corporations.

“With presence in 175 countries, Ericsson is a truly global company, working in an exciting industry, which impacts billions of people,” says Chaurasia. “I am looking forward to joining the company.”

Hans Vestberg, President and CEO at Ericsson, says: “We are a knowledge-based company with people being our core asset. To maintain our leading position we have to attract, develop and retain the talent and Bina’s experience will be key in this effort.”

Chaurasia has experience across different industries, including IT and retail. She joins Ericsson from Hewlett Packard where she is the Vice President of Global Talent responsible for talent management, learning and development, executive development, diversity, and staffing. Chaurasia has been with HP since 2007.

Chaurasia joined HP from Gap where she was the Vice President of Global Human Resources. Chaurasia also held senior HR leadership roles at Sun Microsystems and PepsiCo/Yum.

Chaurasia holds a Master of Science in Management and Human Resources from the Ohio State University and a Masters of Arts in Philosophy from the University of Wisconsin. She was born in India.

Notes to editors:

Bina Chaurasia’s biography and photos:

www.ericsson.com/ericsson/corpinfo/management/bina_chaurasia.shtml

PRESS RELEASE September 23, 2010

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature- rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on September 23 at 7:45 am CET.